Exhibit 99.1 Press release

Quarterhill Announces Filing of Form 25 and Application to List Common Shares on OTCQX

•	Common Shares will be delisted from Nasdaq at the open of trading on December 23, 2019
•	Common Shares expected to be listed and tradable on the OTCQX Market on December 23, 2019 under the symbol “QTRHF”
•	Quarterhill still expects to save approximately CDN$1.0 million per year from these developments

Kitchener, Canada – December 18, 2019 – Quarterhill Inc. (“Quarterhill” or “the Company”) (TSX: QTRH) (NASDAQ: QTRH) today announced that further to its press release dated December 3, 2019, and as part of the delisting of its common shares (the “Common Shares”) from the Nasdaq Global Select Market (the “Nasdaq”), on December 13, 2019 the Company filed a Form 25 with the United States Securities and Exchange Commission (the “SEC”). As a result of this filing, the last day of trading for the Company’s shares on Nasdaq will be December 20, 2019 and the Company’s shares will be delisted from Nasdaq at the open of trading on December 23, 2019.

Since announcing its voluntary delisting from the Nasdaq on December 3, 2019, the Company has heard directly from some US shareholders of unexpected challenges in trading their Common Shares on the Toronto Stock Exchange (“TSX”) through certain US broker dealers. These challenges appear to reflect a lack of familiarity with the TSX by such broker dealers. As a result, to continue to support its US shareholders, the Company plans to apply to list its Common Shares on the United States OTCQX Market. The OTCQX Market is a well-established US financial market for promising, investor-focused US and international companies. Subject to completing the application process, Quarterhill expects its Common Shares to be listed and tradable on the OTCQX Market as of December 23, 2019 under the symbol “QTRHF”.

Quarterhill will continue to comply with all of its Canadian continuous disclosure and corporate governance obligations and in addition to its OTCQX listing, the Common Shares will continue to be listed and traded on the TSX. Notwithstanding listing the Common Shares on the OTCQX Market, Quarterhill still expects to derive financially meaningful savings of approximately CDN$1.0 million per year from the delisting of its Common Shares from the Nasdaq, which is part of the Company’s continued disciplined focus on managing costs for the benefit of its business and shareholders.

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Press release

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill believes are appropriate in the circumstances. Many factors could cause Quarterhill’s actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in Quarterhill’s February 28, 2019 annual information form for the year ended December 31, 2018 (the "AIF"). Copies of the AIF may be obtained at www.sedar.com and as part of Quarterhill’s Form 40-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission and available at www.sec.gov. Quarterhill recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of Quarterhill’s forward-looking statements. Quarterhill has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law

For media and investor inquiries, please contact:

Dave Mason
Investor Relations
T : 613.688.1693
E : ir@quarterhill.com

2